News for Immediate Release

Electrovaya Announces date for Q1 2023 Financial Results & Conference Call

Toronto, Ontario - February 1, 2023 Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF), a lithium-ion battery technology and manufacturing company, announces that it will release its first quarter financial results ending December 31, 2022, after market close on February 13 2023. Followed by a conference call at 5:00 p.m. EST on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call details:

● Date: February 13, 2023

● Time: 5:00 p.m. Eastern Standard Time (EST)

● Toll-Free: 877-407-8291 / 201-689-8345

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on February 13, 2023 through February 27, 2023. To access the replay, the dial-in number is (877) 660-6853 and (201) 612-7415. The replay access ID is 13736251.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.